Filed by Colonial Properties Trust Pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cornerstone Realty Income Trust, Inc.
Commission File No.: 001-12875

TAX AND DIVIDEND MATTER Q&A

Q: What does the tax matter concern and how soon will it be resolved?

A:

•	The tax matter involves technical tax issues principally arising from intercompany transactions several years ago between Cornerstone and a subsidiary.

•	The issues involve varying degrees of complexity and their resolution will depend on the facts, which Cornerstone is examining.

•	Cornerstone currently intends to pursue resolution through an agreement with the IRS.

•	Based upon input from outside tax advisors to both Colonial and Cornerstone, the parties are hopeful that an agreement could be obtained within 60 to 90 days, but the process may take longer.

Q: How will the resolution of the tax matter affect past and future quarterly Cornerstone dividends?

A:

•	The resolution of the tax matter with the IRS may require that Cornerstone pay a special distribution to its shareholders, which would result in a reduction of the exchange ratios as provided in the merger agreement. It may be possible to avoid the need for part or all of a special distribution (and the related portion of the reduction in the exchange ratio) by:

•	increasing the taxable portion of regular quarterly distributions to be paid by Cornerstone in 2005, or

•	possibly by increasing the taxable portion of the 2004 distributions already paid.

•	Cornerstone has agreed not to pay future dividends until it has resolved the tax matter.

•	When the tax matter is resolved, Cornerstone will resume paying dividends in accordance with its existing dividend policy and Virginia law. The record date and payment date for each Cornerstone dividend will be coordinated to match the record date and payment date of Colonial dividends (except if Colonial already has paid its regular quarterly dividend before the tax matter is resolved, in which event Cornerstone would pay the deferred dividend promptly after the tax matter is resolved). For example, if the tax matter has been resolved, Cornerstone’s dividend with respect to the fourth quarter of 2004 would be expected to have (i) a record date in late January of 2005 (corresponding to Colonial’s expected record date for dividends with respect to the fourth quarter of 2004) and (ii) a payment date in early February of 2005 (corresponding to Colonial’s expected payment date for dividends with respect to the fourth quarter of 2004). (If the tax matter were not resolved until mid-February, Cornerstone would not have a record date in late January of 2005 or a payment date in early February of 2005. After such resolution, Cornerstone would set a record date and payment date for the deferred quarterly dividend without waiting for the next quarterly Colonial dividend.)

Q: Where can I learn more about these matters?

A:

•	You should read the merger agreement. The summaries set forth above are qualified by reference to the merger agreement, which is attached as an exhibit to the Form 8-K’s of Colonial and Cornerstone filed with the SEC on October 28, 2005.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Cornerstone Realty Income Trust, Inc. with and into Colonial Properties Trust, Cornerstone and Colonial intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Cornerstone, Colonial and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial and their ownership of Colonial common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.